Caledonia Mining 2010 Fourth Quarter and Annual Results

and Management Conference Call

Toronto, Ontario – March 31, 2011:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its fourth quarter and full year 2010 operating and financial results.  The financial results below are reported in thousands of Canadian dollars.

Financial Highlights

(C$ 000’s)	Q4 2010	Q4 2009	2010	2009
Revenue from sales	7,426	4,263	22,401	11,559
Zimbabwe Royalties	(309)	(131)	(825)	(240)
Operating costs	(3,621)	(2,589)	(13,298)	(8,403)
	3,496	1,543	8,278	2,916
Other costs and expenses	(2,412)	(4,422)	(4,591)	(6,007)
Income/(loss)	1,084	(2,880)	3,687	(3,091)

For the year ended December 31, 2010 Caledonia recorded revenues of $22.4 million on the sale of 17,598 ounces of gold by the Blanket Gold Mine, a gross profit of $8.3 million and a net income after tax of $2.257 million.  Net income was after the write downs of $0.6 million in respect of a portion of the mineral properties at Rooipoort and $1.0 million in respect of amounts owed to the Blanket Mine by the Reserve Bank of Zimbabwe.  Cash and cash equivalents on hand at December 31, 2010 amounted to $1.1 million.

Gold production from the Blanket Mine in Zimbabwe doubled during the year from approximately 3,100 ounces in the quarter ended March 31, 2010 to over 6,228 ounces in the quarter ended 31 December, 2010.  The increase was primarily due to the completion of the No. 4 Shaft Expansion Project at the end of September 2010 and the subsequent ramp-up in production. The reduction in the incidence and duration of electricity supply disruptions during the fourth quarter, due to the signing of a new supply agreement between Blanket and the Zimbabwe Electricity Supply Authority (“ZESA”), also facilitated the increase in production.

Stronger gold prices positively impacted revenues from sales.  For the year ended December 31, 2010 Caledonia realized an average gold price of US$1,273 per ounce (2009: US$1,099 per ounce), and for the fourth quarter US$1,384 per ounce of gold (2009: US$1,161).

Cash costs per ounce of gold produced were US$751 for the year to December 31, 2010 (2009, US$744) and US$680 in the fourth quarter (2009, US$525).  December saw a dramatic decrease in cash costs per ounce of gold produced to US$546 per ounce (2009: US$686), because fixed costs were spread over higher production.  In 2010 operating costs were adversely affected by further increases in the cost of labour and electricity.   Blanket’s electricity charges increased as a result of the new supply agreement signed with ZESA.  Offsetting the increased cost of electricity was a substantial reduction in disruptions to electricity supplies.  Electricity from ZESA remains considerably cheaper than the cost of electricity generated by Blanket’s diesel-powered standby generators.

Blanket’s main exploration efforts during 2010 were and continue to be focused on its properties in the Gwanda Greenstone Belt all of which are within economic trucking distance of the Blanket plant.  Surface and underground development work on the GG and the Mascot Project Areas continued throughout 2010.  Depending on the outcome of further underground exploration work which will be undertaken in 2011, the earliest that production could commence at GG would be in mid-2012.  The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to depths of up to 450 meters and other infrastructure, much of which is in need of extensive rehabilitation.  Depending on the rate and extent of rehabilitation and a favourable outcome of exploration work, the earliest that production could commence at the Mascot Project Area would be in early 2012. The Company will update shareholders on progress on GG and Mascot during the course of the year.

The Government of Zimbabwe continues to pursue the legislated requirement for 51% of all businesses in Zimbabwe to be owned by indigenous Zimbabweans.  Caledonia, as a member of the Chamber of Mines Zimbabwe (“COMZ”), continues to work closely with the COMZ regarding the on-going discussions with the Government regarding the level and terms of indigenization for the mining industry.  Caledonia, as it has consistently stated over the past four years, supports the introduction of indigenization on a commercially acceptable basis and remains prepared to move forward with a transaction as soon as the detailed policy framework has been finalised.  As has been reported, the Government of Zimbabwe gazetted on March 25, 2011 a statement of the minimum requirements for the implementation of the indigenization of mining companies not already controlled by indigenous Zimbabweans.  The new gazetted regulations state that mining companies must submit an indigenization plan by Monday, May 9, 2011 and complete the divestiture of at least 51% of their issued shares to certain designated entities by September 25, 2011. Caledonia will continue to discuss with the Government of Zimbabwe the composition, terms and timescale of an acceptable indigenization process in compliance with the legal requirements.

At the Nama Project in Zambia, the 2010 work program focused on metallurgical issues, the design considerations of specialized plant and equipment while the exploration program focused on completing and updating an evaluation of all the known cobalt/copper anomalies.  Field work and desk studies in 2010 were also undertaken on the Ore Shale horizon which hosts the typical Copperbelt type mineralisation.  The presence of Ore Shale is known from previous shallow drilling to extend into the Nama licenses for a distance of about four kilometres from its eastern boundary.  The neighbouring Konkola and Konnoco Mines have both reportedly defined substantial copper resources on their properties.  Exploration activities by Caledonia at Nama during 2010 resulted in the definition of two resource target areas (“Konkola East” and “Kafwira”) characterized as belonging to the Ore Shale-hosted copper-cobalt style of mineralization.  These targets will be investigated further during the 2011 exploration field season, including a drilling program of diamond drill-holes to confirm the existence of Copperbelt stratigraphy within the two target areas.  Drilling of the first of four holes at the Konkola East target area commenced in early March 2011 and the results of this program are expected to be received in mid-2011.

Commenting on Caledonia’s performance for 2010, Stefan Hayden, President and CEO, said  “The completion of the No. 4 Shaft Expansion Project dramatically improved the operating performance at Blanket due to increased production capability, particularly towards the end of the fourth quarter.  As Blanket continues to operate at a sustainably higher level of production following the successful ramp-up in production, I expect this to give rise to a significant reduction in average costs per ounce. The cost per ounce achieved in December 2010 of US$546/oz is more representative of the future costs we expect to achieve at the higher production level.  Additional underground work is in progress at Blanket, which will be completed early in the second quarter of 2011, and should enable us to hit our 40,000 ounce production target for the year ending December 2011, at a highly competitive operating cost.

“I am hopeful that the Government of Zimbabwe will adopt a pragmatic and economically sustainable approach to the issue of indigenization which recognizes the very considerable investments of companies like Blanket in Zimbabwe’s economy, infrastructure, and human capital, and which, in an amenable environment would facilitate additional investment to create new jobs and wealth for all Zimbabweans.

“I am also hopeful that the further exploration work at Nama will indicate the potential existence of a significant copper deposit.”

Caledonia management will host a conference call starting at 10.00 (EDT) on April 5, 2011.  Please dial-in 10 minutes beforehand and quote the conference ID number: 571306#.

Canadian Toll-free Number*: + 1 866 561 8617

USA Toll-free Number*:+ 1 866 928 6049

UK Toll-free Number*:+44 (0)800 368 1950

International Access Number: +44 (0)20 3140 0668

Canadian Toll Number: +1 416 915 9520

USA Toll Number: +1 631 510 7490

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

For more information, please visit www.caledoniamining.com or contact:

Mark Learmonth              Alex Buck                           Martin Eales

Caledonia Mining                 BuckBias                             RBC Capital Markets
Tel: +27 11 447 2499          Tel: +44 7932 740 452       Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com